FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Drew Cadenhead, President and Chief Executive Officer of TAG Oil Ltd., certify that:

  I have reviewed the interim filings (as this is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of TAG Oil Ltd. (the issuer) for the interim period ending June 30, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 27, 2004

"Drew Cadenhead"
Drew Cadenhead President/Chief Executive Officer

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Garth Johnson, Chief Financial Officer and Corporate Secretary of TAG Oil Ltd., certify that:

  I have reviewed the interim filings (as this is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of TAG Oil Ltd. (the issuer) for the interim period ending June 30, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 27, 2004

"Garth Johnson"
Garth Johnson Chief Financial Officer/Corporate Secretary